Exhibit 12 under Form N-14

November , 2017

Federated Premier Intermediate Municipal Income Fund

4400 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

Federated Premier Municipal Income Fund

4400 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

Re:	Reorganization to Combine Two Delaware Statutory Trusts

Ladies and Gentleman:

Federated Premier Municipal Income Fund, a Delaware statutory trust (the “Acquiring Fund”), and Federated Premier Intermediate Municipal Income Fund, a Delaware statutory trust (“Acquired Fund”), have requested our opinion as to certain federal income tax consequences of a transaction (the “Reorganization”) in which the Acquiring Fund will acquire all of the assets of the Acquired Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization and Termination (“Agreement”) entered into by the Funds on , 2017.[1] Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).[2]

In rendering this opinion, we have examined (1) the Agreement, (2) the Proxy Statement/Prospectus dated October , 2017, regarding the Reorganization (“Proxy Statement”) that was furnished in connection with the solicitation, by each Fund’s Board of Trustees, of proxies for use at a joint annual meeting of the Funds’ shareholders that was held on November , 2017, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Acquired Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the reviewed documents and the representations of officers of the Funds, and conditioned on (i) those representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1.       The Reorganization should be a reorganization under section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund should each be a party to a reorganization under section 368(b) of the Code.

2.       No gain or loss should be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares, followed by the distribution of those Acquiring Fund Shares to the Acquired Fund’s shareholders in liquidation of the Acquired Fund.

3.       No gain or loss will be recognized by the Acquiring Fund on the receipt of the Acquired Fund's assets in exchange solely for the Acquiring Fund Shares.

4.       The basis of the Acquired Fund's assets in the hands of the Acquiring Fund should be the same as the basis of such assets in the Acquired Fund's hands immediately prior to the Reorganization.

5.       The Acquiring Fund's holding period in the assets to be received from the Acquired Fund should include the Acquired Fund's holding period in such assets (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

6.       The Acquired Fund’s shareholders should recognize no gain or loss on the exchange of their shares of beneficial interest in the Acquired Fund (“Acquired Fund Shares”) for Acquiring Fund Shares in the Reorganization.

7.       The Acquired Fund’s shareholders’ aggregate basis in the Acquiring Fund Shares to be received by them should be the same as their aggregate basis in the Acquired Fund Shares to be surrendered in exchange therefor.

8.       The holding period of the Acquiring Fund Shares to be received by the Acquired Fund’s shareholders should include the holding period of the Acquired Fund Shares to be surrendered in exchange therefor, provided those Acquired Fund Shares were held as capital assets on the date of the Reorganization.

Analysis with Respect to “Substantially All” Requirement

As one of the considerations in determining whether the Reorganization is a reorganization under section 368(a) of the Code, section 368(a)(1)(C) requires that the Acquiring Fund acquire “substantially all” of the Acquired Fund’s assets. For purposes of issuing private letter rulings, the Internal Revenue Service (the “Service”) considers the transfer of at least 90% of the fair market value of the transferor’s net assets, and at least 70% of the fair market value of its gross assets, held immediately before the reorganization to satisfy the “substantially all” requirement. Rev. Proc. 77-37, 1977-2 C.B. 568, as amplified by Rev. Proc. 89-50, 1989-2 C.B. 631, Rev. Proc. 86-42, 1986-2 C.B. 722, and Rev. Proc. 83-81, 1983-2 C.B. 598, and Rev. Proc. 77-41, 1977-2 C.B. 574, modified by Rev. Proc. 89-30, 1989-1 C.B. 895, and superseded in part by Rev. Proc. 79-14, 1979-1 C.B. 496. In making a determination of the percentage of assets transferred for purposes of issuing such rulings with respect to reorganizations involving open-end regulated investment companies (“RICs”), amounts paid by an acquired RIC to dissenters, amounts paid by the acquired RIC to shareholders who received cash or other property, amounts used by acquired RIC to pay its reorganization expenses, and all redemptions and distributions (except (a) redemptions required by section 22(e) of the Investment Company Act of 1940, as amended[3] and (b) dividend distributions made to conform to its policy of distributing all or substantially all of its income and gains to avoid the obligation to pay federal income tax and/or the excise tax under section 4982) made by the acquired RIC immediately preceding the transfer are included as assets of acquired RIC held immediately prior to the Reorganization.

The Acquired Fund recently made a tender offer to its shareholders to purchase up to 20% of its issued and outstanding common shares of beneficial interest (the “Tender Offer”). The common shares are exchange-traded, which enables the holders of common shares to dispose of their shares. The Acquired Fund’s common shares, however, trade at a discount to their net asset value. The Tender Offer was conducted at a price that exceeded it’s the common share market price and provided liquidity to Acquired Fund common shareholders. The Tender Offer was fully subscribed and the net assets of the Acquired Fund were reduced by approximately 12% as a result of the Acquired Fund’s purchase of the tendered common shares. There is no direct legal authority on the question of whether, for purposes of the “substantially all” requirement, the payments made by a closed-end RIC, such as the Acquired Fund, to repurchase tendered shares, are to be included as assets of the Acquired Fund held immediately prior to the Reorganization or whether such payments can be excluded in the same fashion as redemptions made by an open-end RIC as required by Section 22(e) (“Excluded Redemptions”).

Tendering common shares into the Tender Offer is analogous to redeeming shares issued by an open-end RIC because shareholders in each case are exercising an opportunity to sell their shares back to the issuing fund. Like open-end RIC shareholders, during the Tender Offer, shareholders of the Acquired Fund had the option to, but were not obligated to, seek to have the Acquired Fund purchase their Common Shares (although there was no guarantee that all tendered common shares would be purchased and the Tender Offer was for a limited period of time). In conducting the Tender Offer, the Acquired Fund, like an open-end RIC, did not require any minimum level of participation from shareholders to complete the Tender Offer and repurchase the shares. In each case, shareholders are given the opportunity to sell their shares back to the fund at net asset value less any fees (in the case of an open-end RIC) or at a price based on net asset value and exceeding the market price less any fees (in the case of a listed closed-end RIC). The Tender Offer provided liquidity to Acquired Fund shareholders similar to liquidity provided by an open-end RIC when it redeems its shares.

The effect of redemptions on a transaction’s ability to qualify as a reorganization has been the subject of many pronouncements by the Service. The only published pronouncement, Rev. Rul. 56-345, 1956-2 C.B. 206, involved a post-reorganization redemption of 26% of the stock issued in the reorganization. The Service ruled that the redemption was a separate and distinct transaction from the reorganization (because it was not made pursuant to a preconceived plan in connection with the reorganization). The Tender Offer occurred pre-reorganization but likewise was a separate and distinct transaction and not made pursuant to a preconceived plan in connection with one another.

In PLR 199941046 (July 16, 1999), the acquired fund redeemed 42% of its shares (from a single shareholder) pursuant to section 22(e) a few days before the transaction. The PLR concluded the transaction was a reorganization under section 368(a)(1)(C) (and thus in effect treated that redemption as an Excluded Redemption). In contrast, in PLRs 200621011, 200621012, 200622021, and 200622022 (all dated Feb. 10, 2006), a shareholder who, together with an affiliate, owned more than 50% of the acquired fund’s shares, and who was also affiliated with the reorganizing funds’ investment adviser, redeemed “up to 10%” of the of the acquired fund’s net asset value. The Service limited the shareholders redemptions to 10% of the acquired fund’s net assets so that at least 90% of the acquired fund’s net assets would be transferred in the reorganization. This limitation effectively indicated that, due to the redeeming shareholders’ relationship with the person planning the reorganization, its redemptions could not qualify as Excluded Redemptions, because the redemptions could not be characterized as being unrelated to the planning of the reorganization.

PLR 201247009 (Aug. 23, 2012), involved a situation in which over 75% of the acquired fund’s shares were held in numerous “wealth management” accounts managed by personnel of an affiliate of the reorganizing funds’ investment adviser who had “full discretion” over the accounts but also fiduciary obligations thereto. The taxpayers represented to the Service that none of the account managers was involved in the discussions or decisions regarding the reorganization or the terms thereof. Accordingly, for purposes of the 90%/70% asset requirement, the Service distinguished between “amounts used … to make redemptions of any shareholder who meaningfully participated in planning or negotiating the Reorganization,” which would be included as assets the acquired fund held immediately before the reorganization, and redemptions unrelated to the planning of the reorganization, which would qualify as Excepted Redemptions. Although the quoted text refers to a “shareholder” who meaningfully participated, the clear intent was also to cover shareholders for whom investment decisions were made by someone who so participated.

In the case of the Tender Offer, the decision to conduct the Tender Offer was made by the Acquired Fund, just as the decision to participate in the Reorganization is being made by the Acquired Fund. The Acquired Fund’s decision to make the Tender Offer, however, was separate and distinct from its decision to engage in the Reorganization. The transactions were independent of one another and not contingent upon the other. The Tender Offer did not require any level of participation from shareholders; no minimum or maximum levels of participation in the Tender Offer was required in order to effectuate the reorganization.

Accordingly, we conclude that the amounts paid pursuant to the Tender Offer should be excluded from the assets of the Acquired Fund in determining whether the Acquired Fund is transferring substantially all of its assets to the Acquiring Fund.

Further, in the event that the amounts paid pursuant to the Tender Offer are included in the calculation for determining whether the Acquired Fund is transferring substantially all of its assets, the Acquired Fund will still be transferring approximately 88% of its net assets, which is not substantially less than the 90% standard required for a ruling by the Service.

No opinion is expressed as to the effect of the Reorganization on the Funds or any Acquired Fund shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Service in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent

Very truly yours,

K&L Gates LLP

[1] Each of the Acquired Fund and Acquiring Fund is sometimes referred to herein as a “Fund.”

[2] All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

[3] See, e.g. Priv. Ltr. Ruls. 200819004 (Feb. 5, 2008), 200818021 (Feb. 1, 2008), which do not include assets used by an open-end RIC to make redemptions in the ordinary course of business. Although, under section 6110(k)(3), a private letter ruling (“PLR”) may not be cited as precedent, PLRs nonetheless “reveal the interpretation put upon the statute by the agency charged with the responsibility of administering the revenue laws” (Hanover Bank v. Commissioner, 369 U.S. 672, 686 (1962)), and tax practitioners look to PLRs as generally indicative of the views of the Service on the proper interpretation of the Code and the Regulations. Cf. Rowan Companies, Inc. v. Commissioner, 452 U.S. 247 (1981); also see Treas. Reg. § 1.6662-4(d)(3)(iii) (providing that PLRs issued after October 31, 1976, are authority for purposes of determining whether there is or was substantial authority for the tax treatment of an item under section 6662(d)(2)(B)(i), in connection with the imposition of the accuracy-related penalty under section 6662 to a substantial understatement of income tax).